UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Keane, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48666510

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48666510

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. Silvana Giner

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 6,288,558 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 6,288,558 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,288,558 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 10.11% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Based on 62,183,559 shares of Keane Inc. common stock outstanding as of December 31, 2004.

Item 1.
	(a)	Name of Issuer Keane, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 City Square Boston, MA 02129

Item 2.
	(a)	Name of Person Filing A. Silvana Giner
	(b)	Address of Principal Business Office or, if none, Residence c/o Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109
	(c)	Citizenship United States.
	(d)	Title of Class of Securities Common stock, $0.10 par value per share.
	(e)	CUSIP Number 48666510

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 6,288,558 shares
(b) Percent of class: 10.11%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 shares
(ii) Shared power to vote or to direct the vote 6,288,558 shares
(iii) Sole power to dispose or to direct the disposition of 0 shares
(iv) Shared power to dispose or to direct the disposition of 6,288,558 shares

All of the 6,288,558 shares of Common Stock which Ms. Giner shares power to vote or direct the vote of, and to dispose or direct the disposition of, are held by Ms. Giner and one other individual as trustees of six trusts of which the adult children of Marilyn T. Keane and John F. Keane are beneficiaries. Ms. Giner became a trustee of these trusts on November 16, 1999. Ms. Giner is filing this Schedule 13G to report her beneficial ownership as of December 31, 2004.

Ms. Giner disclaims beneficial ownership, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of all of the shares held by these six trusts.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Ms. Giner shares with Marilyn T. Keane the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares held by three trusts of which the adult children of Marilyn T. Keane and John F. Keane are beneficiaries. The shares in these three trusts relate to more than five percent of the outstanding Common Stock of Keane, Inc.  Marilyn T. Keane’s beneficial ownership is reported on a Schedule 13G/A filed on February 14, 2003.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2005
Date
/s/ A. Silvana Giner
Signature
A. Silvana Giner
Name/Title